UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 16)*

Minim, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

60365W102
(CUSIP Number)

Megan Ward
Orbit Group LLC
848 Elm Street, 2nd Floor
Manchester, NH 03101
(603) 998-8484

Richard F. Langan, Jr., Esq.
Nixon Peabody LLP
55 West 46th Street
New York, NY 10036-4120
(212) 940-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 23, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	60365W102
1	NAMES OF REPORTING PERSONS
Jeremy P. Hitchcock

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
17,875,408[1]

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
17,875,408[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,875,408[1]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
38.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1 Includes (i) 86,398 shares of the common stock (“Common Stock”) of Minim, Inc. (the “Issuer”) that Jeremy P. Hitchcock has the right to acquire upon exercise of outstanding stock options and/or restricted stock units that are currently exercisable or will become exercisable within 60 days and (ii) 29,661 shares of Common Stock of the Issuer that Elizabeth Sarah Cash Hitchcock has the right to acquire upon exercise of outstanding stock options and/or restricted stock units that are currently exercisable or will become exercisable within 60 days.  Such stock options and/or restricted stock units, as applicable, were granted to Jeremy P. Hitchcock and Elizabeth Sarah Cash Hitchcock in connection with his or her service as a member of the Board of Directors (the “Board”) of the Issuer.

SCHEDULE 13D

CUSIP No.	60365W102
1	NAMES OF REPORTING PERSONS
Elizabeth Cash Hitchcock

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
17,875,408[2]

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
17,875,408[2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,875,408[2]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
38.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

2 Includes (i) 86,398 shares of Common Stock of the Issuer that Jeremy P. Hitchcock has the right to acquire upon exercise of outstanding stock options and/or restricted stock units that are currently exercisable or will become exercisable within 60 days and (ii) 29,661 shares of Common Stock of the Issuer that Elizabeth Sarah Cash Hitchcock has the right to acquire upon exercise of outstanding stock options and/or restricted stock units that are currently exercisable or will become exercisable within 60 days.  Such stock options and/or restricted stock units, as applicable, were granted to Jeremy P. Hitchcock and Elizabeth Sarah Cash Hitchcock in connection with his or her service as a member of the Board of the Issuer.

SCHEDULE 13D

CUSIP No.	60365W102
1	NAMES OF REPORTING PERSONS
Orbit Group LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New Hampshire

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
15,696,184[3]

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
15,696,184[3]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,696,184[3]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

3 The Reporting Person disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest in such shares, if any, and this Schedule 13D shall not be deemed an admission that the Reporting Person is the beneficial owner of such securities any purpose.

SCHEDULE 13D

CUSIP No.	60365W102
1	NAMES OF REPORTING PERSONS
Hitchcock Capital Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New Hampshire

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
15,696,184[4]

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
15,696,184[4]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,696,184[4]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

4 Represents 3,316,932 shares owned by Hitchcock Capital Partners, LLC and 12,379,252 shares owned by Zulu Holdings LLC. The Reporting Person disclaims beneficial ownership of the shares held by Zulu Holdings LLC, except to the extent of its pecuniary interest in such shares, if any, and this Schedule 13D shall not be deemed an admission that the Reporting Person is the beneficial owner of such securities any purpose.

SCHEDULE 13D

CUSIP No.	60365W102
1	NAMES OF REPORTING PERSONS
Zulu Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New Hampshire

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
15,696,184[4]

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
15,696,184[4]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,696,184[4]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

4 Represents 3,316,932 shares owned by Hitchcock Capital Partners, LLC and 12,379,252 shares owned by Zulu Holdings LLC. The Reporting Person disclaims beneficial ownership of the shares held by Hitchcock Capital Partners, LLC, except to the extent of its pecuniary interest in such shares, if any, and this Schedule 13D shall not be deemed an admission that the Reporting Person is the beneficial owner of such securities any purpose.

Amendment No. 16 to Schedule 13D

This Amendment is being filed by Jeremy P. Hitchcock, Elizabeth Cash Hitchcock, Orbit Group LLC (“Orbit”), Hitchcock Capital Partners, LLC (“HCP”), Zulu Holdings LLC (“Zulu”), and a stockholders group pursuant to Section 13(d)(3) of the Securities Exchange Act of 1934. The stockholders group (the “Group”) is comprised of Jeremy P. Hitchcock, Elizabeth Cash Hitchcock, Orbit, HCP and Zulu.

This Amendment further amends (i) the Schedule 13D filed on May 3, 2019; (ii) the Amendment No. 1 to Schedule 13D filed on October 21, 2019; (iii) the Amendment No. 2 to Schedule 13D filed on January 15, 2020; (iv) the Amendment No. 3 to Schedule 13D filed on January 21, 2020; (v) the Amendment No. 4 to Schedule 13D filed on April 8, 2020; (vi) the Amendment No. 5 to Schedule 13D filed on April 17, 2020; (vii) the Amendment No. 6 to Schedule 13D filed on May 27, 2020; (viii) the Amendment No. 7 to Schedule 13D filed on July 15, 2020; (ix) the Amendment No. 8 to Schedule 13D filed on August 4, 2020; (x) the Amendment No. 9 to Schedule 13D filed on September 4, 2020; (xi) the Amendment No. 10 to Schedule 13D filed on September 30, 2020; (xii) the Amendment No. 11 to Schedule 13D filed on October 13, 2020; (xiii) the Amendment No. 12 to Schedule 13D filed on November 16, 2020; (xiv) the Amendment No. 13 to Schedule 13D filed on December 8, 2020; (xv) the Amendment No. 14 to Schedule 13D filed on August 20, 2021 and (xvi) the Amendment No. 15 to Schedule 13D filed on November 22, 2022 (collectively, the “Schedule 13D”).

Capitalized terms used herein but not otherwise defined herein shall have the respective meanings ascribed thereto in the Schedule 13D as amended hereby.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is amended and supplemented by the addition of the following at the end of Item 4:

On November 23, 2022, Josh Horowitz resigned as a director of the Issuer and entered into an agreement with the Issuer and the Group relating to the terms of his resignation (the “Director Agreement”).  The Issuer and the Group are having on-going discussions regarding the composition of the Board.

On November 25, 2022, Slingshot Capital, LLC (the “Lender”), an affiliate of Jeremy Hitchcock and Elizabeth Hitchcock, entered into a Bridge Loan and Security Agreement (the “Loan Agreement”) with the Issuer and its wholly-owned subsidiary Cadence Connectivity, Inc. (“Cadence”).  Pursuant to the Loan Agreement, the Lender provided the Issuer initial financing in the principal amount of $1 million (the “Loan”) to be used for working capital purposes.  Silicon Valley Bank (the “Senior Lender”) thereafter requested the Loan Agreement be terminated.  The Lender, the Issuer and Cadence entered into a Security and Loan Termination Agreement, dated as of November 29, 2022 (the “Termination Agreement”), and terminated the Loan Agreement.

On November 30, 2022, the Lender entered into a Bridge Loan Agreement (the “Revised Loan Agreement”) with the Issuer and Cadence to evidence the $1 million loan previously made to the Issuer.  Pursuant to the Revised Loan Agreement, the Lender can provide additional loans, in its sole discretion, up to $500,000.  The maximum amount of the Loan at any time may not exceed $1.5 million.  The maturity date under the Revised Loan Agreement is January 15, 2024, unless the senior credit facility is paid in full in cash on an earlier date.  From November 30, 2022 to and including February 28, 2023, the unpaid principal balance of the Loan bears interest at a rate of 8.0% per annum, and at all times thereafter, 14.0% per annum.  Upon an event of default, the Lender has the right to declare all outstanding obligations as immediately due and payable, which will bear interest at an annual rate of 18%.  The Revised Loan Agreement contains customary covenants, including certain information and inspection rights, as well as customary events of default.  Pursuant to the Subordination Agreement (the “Subordination Agreement”), by and among the Issuer, Cadence, the Lender and the Senior Lender, dated as of November 30, 2022, the Loan is subordinated to the outstanding indebtedness and obligations under the Issuer’s senior credit facility.  Subject to the Senior Lender’s written consent, the Issuer and Cadence shall grant the Lender a second-priority security interest in all of the Issuer’s collateral, which shall be subordinated to any and all security interests granted to the Senior Lender and at all times shall be limited to the same collateral granted to the Senior Lender under the senior credit facility.  In connection with the Revised Loan Agreement, the Issuer and Cadence entered into a Bridge Term Note in favor of the Lender.  The Issuer will also reimburse the Lender up to $25,000 for its reasonable and documented expenses and fees related to the negotiation, documentation and execution of the Revised Loan Agreement, the Subordination Agreement and the Bridge Term Note.

The foregoing discussion is qualified in its entirety by the terms and conditions of the Director Agreement, the Loan Agreement, the Termination Agreement, the Revised Loan Agreement, the Subordination Agreement and the Bridge Term Note, copies of which are filed as Exhibits 99.2, 99.3, 99.4, 99.5, 99.6 and 99.7 hereto, and are incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit 99.1
Joint Filing Agreement among Jeremy P. Hitchcock, Elizabeth Cash Hitchcock, Orbit Group LLC, Hitchcock Capital Partners, LLC and Zulu Holdings LLC dated as of January 21, 2020 (incorporated by reference to Exhibit 99.1 to Amendment No. 3 to Schedule 13D filed on January 21, 2020).

Exhibit 99.2	Agreement, dated as of November 23, 2022, by and among the Issuer, Joshua Horowitz and the other parties thereto.

Exhibit 99.3	Bridge Loan and Security Agreement, dated as of November 25, 2022, by and among Minim, Inc., Cadence Connectivity, Inc. and Slingshot Capital, LLC.

Exhibit 99.4	Security and Loan Termination Agreement, dated as of November 29, 2022, by and among Minim, Inc., Cadence Connectivity, Inc. and Slingshot Capital, LLC.

Exhibit 99.5	Bridge Loan Agreement, dated as of November 30, 2022, by and among Minim, Inc., Cadence Connectivity, Inc. and Slingshot Capital, LLC.

Exhibit 99.6	Subordination Agreement, dated as of November 30, 2022, by and among Minim, Inc., Cadence Connectivity, Inc., Slingshot Capital, LLC and Silicon Valley Bank.

Exhibit 99.7	Bridge Term Note, dated as of November 30, 2022, by and among Minim, Inc., Cadence Connectivity, Inc. and Slingshot Capital, LLC.

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 30, 2022	/s/ Jeremy P. Hitchcock
Jeremy P. Hitchcock

/s/ Elizabeth Cash Hitchcock
Elizabeth Cash Hitchcock

Orbit Group LLC

	By:	/s/ Jeremy P. Hitchcock
Name:	Jeremy P. Hitchcock
Title:	Manager

Hitchcock Capital Partners, LLC
By:	Orbit Group LLC, its Manager

By:	/s/ Jeremy P. Hitchcock
Name:	Jeremy P. Hitchcock
Title:	Manager

Zulu Holdings LLC
By:	Orbit Group LLC, its Manager

By:	/s/ Jeremy P. Hitchcock
Name:	Jeremy P. Hitchcock
Title:	Manager